
worldtree
TE • EDUCATE • INNOVATE



Doug Willmore · 3rd

Chief Executive Officer at World Tree

Los Angeles Metropolitan Area ·

Contact info

500+ connections

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World Tree

University of Utah

Experience

Chief Executive Officer

World Tree

Nov 2019 – Present · 1 yr 10 mos

Los Angeles

City Manager

City of Rancho Palos Verdes

Mar 2015 – Nov 2019 · 4 yrs 9 mos

Rancho Palos Verdes, CA

Serving 43,000 residents and responsible for a $35M annual budget.

City Manager

City of Bell, California

Jun 2012 – Mar 2015 · 2 yrs 10 mos

Bell, CA

Serving 36,000 residents and responsible for a $25M budget and 70 FT employees and 90 PT employees. Chosen to rebuild City Government and keep the City out of b ...see more

City Manager

City of El Segundo

Apr 2011 – Feb 2012 · 11 mos

El Segundo, CA

Serving 18,000 full-time residents and more than 70,000 day-time residents and responsible for a $100M budget and 300 FT employees. Responsible for all aspects of City management in a full service City. Negotiated with ...see more

Chief Administrative Officer

Salt Lake County

Jan 2005 – Apr 2011 · 6 yrs 4 mos

Salt Lake City, UT

Serving over 1,000,000 residents and responsible for an $811M budget and 4000 FT employees and 3000 PT employees. Direct reports were Public Works Director, Human Services Director, Community Services Director, Cl ...see more

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Education

University of Utah

Master of Public Administration - MPA

1996

George Mason University

Bachelor of Science - BS, Public Administration

1983

Skills & endorsements

Government · 7



Endorsed by **Peter Corroon, who is highly skilled at this**

Strategic Planning · 6

Alan M. and 5 connections have given endorsements for this skill

Local Government · 5



Endorsed by **Peter Corroon, who is highly skilled at this**

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